AMERICAN INDEPENDENCE FUNDS TRUST

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

(212) 488-1331

January 29, 2016	VIA ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

RE:	The American Independence Funds Trust (the “Registrant” or “Trust”)
Form N-1A Filing
SEC File Numbers: 811-21757; 333-124214

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Mr. Grzeskiewicz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Independence Funds Trust hereby requests acceleration of the effective date of its Registration Statement on Form N-1A, as amended (the “Registration Statement”), so that it may become effective on February 19, 2016, or as soon as practicable thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Matrix Capital Group, Inc., the Trust’s principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 125 (filed January 27, 2016; Accession No. 0001324443-16-000216) be accelerated to February 19, 2016.

Sincerely,

/s/ John J. Pileggi

John J. Pileggi

President, American Independence Funds Trust

Enclosure

Matrix Capital Group, Inc.

419 Lafayette Street

New York, New York 10003

January 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

RE:	The American Independence Funds Trust (the “Registrant” or “Trust”)
SEC File Numbers: 811-21757; 333-124214

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Grzeskiewicz:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Post-Effective Amendment No. 125 to the Trust’s Registration Statement, filed on Form N-1A on Wednesday, January 27, 2016 (Accession No. 0001324443-16-000216) on behalf of the AI Hillcrest Small Cap Value Fund, be accelerated to February 19, 2016, or as soon thereafter as is practicable.

Very truly yours,

Matrix Capital Group, Inc.

/s/ John A. Pidlipchak
John A. Pidlipchak
Chief Executive Officer